
07003852

BB 3/12

ATES
NGE COMMISSION
.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00


MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH, D.C. 213 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66227

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Summit Real Estate Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2701 S. Minnesota Avenue Suite 6
(No. and Street)

Sioux Falls (City) SD (State) 57105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Eng (605) 361-9566 x 4011
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly, LLP
(Name – *if individual, state last, first, middle name*)

200 E. 10th Street, Suite 500 (Address) Sioux Falls (City) SD (State) 57104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris Eng, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Summit Real Estate Investments, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal, Secretary/Treasurer
Title

Notary Public
My Comm. expires: 1-23-2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

SUMMIT REAL ESTATE INVESTMENTS, LLC

SUMMIT REAL ESTATE INVESTMENTS, LLC
TABLE OF CONTENTS


EideBailly
CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

The Board of Managers
Summit Real Estate Investments, LLC
Sioux Falls, South Dakota

We have audited the accompanying statements of financial condition of **Summit Real Estate Investments, LLC**, as of December 31, 2006 and 2005, and the related statements of operations, member's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of **Summit Real Estate Investments, LLC**, as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Eide Bailly LLP

Sioux Falls, South Dakota
February 26, 2007

PEOPLE. PRINCIPLES. POSSIBILITIES.

www.eidebailly.com

200 E 10th Street, Suite 500 ▪ PO Box 5125 ▪ Sioux Falls, South Dakota 57117-5125 ▪ Phone 605.339.1999 ▪ Fax 605.339.1306 ▪ EOE

SUMMIT REAL ESTATE INVESTMENTS, LLC
Statements of Financial Condition
December 31, 2006 and 2005

ASSETS

	2006	2005
CURRENT ASSETS		
Cash	$ 39,829	$ 50,249
Prepaids	17,387	20,290
Total Current Assets	57,216	70,539
	$ 57,216	$ 70,539

LIABILITIES AND MEMBER'S EQUITY

	2006	2005
CURRENT LIABILITIES		
Payables	$ -	$ 3,457
Total Current Liabilities	-	3,457
MEMBER'S EQUITY		
Member's Capital Contributed	-	-
Retained Earnings	57,216	67,082
Total Member's Equity	57,216	67,082
	$ 57,216	$ 70,539

See Notes to Financial Statements

SUMMIT REAL ESTATE INVESTMENTS, LLC
Statements of Operations
For the Years Ended December 31, 2006 and 2005

	2006	2005
REVENUE		
Commissions	$ 208,500	$ 463,750
Total revenue	208,500	463,750
EXPENSES		
Commissions	-	78,500
Supplies	151	4,516
Business Travel	-	6,459
Overhead Expense	18,450	24,529
Misc Operating Expense	1,047	1,286
Legal & Accounting	23,718	42,701
Total expenses	43,366	157,991
NET INCOME	$ 165,134	$ 305,759

See Notes to Financial Statements

SUMMIT REAL ESTATE INVESTMENTS, LLC
Statements of Changes in Member's Equity
For the Years Ended December 31, 2006 and 2005

	Capital Contributions	Retained Earnings (Deficits)	Total
BALANCE, JANUARY 1, 2005	$ 75,000	$ 111,323	$ 186,323
Net income for the year	-	305,759	305,759
Capital contributions (returned)	(75,000)	-	(75,000)
Distributions	-	(350,000)	(350,000)
BALANCE, DECEMBER 31, 2005	$ -	$ 67,082	$ 67,082
Net income for the year	-	165,134	165,134
Distributions	-	(175,000)	(175,000)
BALANCE, DECEMBER 31, 2006	$ -	$ 57,216	$ 57,216

SUMMIT REAL ESTATE INVESTMENTS, LLC
Statements of Cash Flows
For the Years Ended December 31, 2006 and 2005

	2006	2005
Operating Activities		
Net Income	$ 165,134	$ 305,759
Add (deduct) non-cash items		
Decrease (Increase) in Prepaids	2,903	4,096
(Decrease) Increase in Payables	(3,457)	3,457
Net Cash Provided by (used in) Operating Activities	164,580	313,312
Investing Activities		
Net Cash Provided by (used in) Investing Activities	-	-
Financing Activities		
Proceeds from Equity Contributions	-	(75,000)
Distributions to Members	(175,000)	(350,000)
Net Cash Provided by (used in) Financing Activities	(175,000)	(425,000)
Net Change in Cash and Equivalents	**$ (10,420)**	**$ (111,688)**
Cash and Equivalents, beginning of year	50,249	161,937
Cash and Equivalents, end of year	**$ 39,829**	**$ 50,249**

See Notes to Financial Statements

SUMMIT REAL ESTATE INVESTMENTS, LLC
Notes to Financial Statements
December 31, 2006 and 2005

Note 1 - Principal Activity and Significant Accounting Policies

Nature of Business

Summit Real Estate Investments, LLC (Company) was formed October 20, 2003 as a South Dakota company operating as a broker/dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation. The Company limits its activity to selling direct participation program securities to accredited investors. The securities are exempt in accordance with Regulation D. The Company has sales representatives in South Dakota, Arizona, and Texas. The Company will continue perpetually unless dissolved by the members.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the company carries no margin accounts, promptly transmits all customer funds, and delivers all customer securities and, accordingly, does not otherwise hold funds or securities for, or owe money or securities to customers. The Company does not accept money from customers, but rather all customer payments are remitted directly to the fund into which the customer in investing.

Security Transactions and Revenue Recognition

All customer funds and commission revenue are deposited directly into an escrow account held at First National Bank of Omaha for the exclusive benefit of customers of Summit Real Estate Investments, LLC. On the last day of each month, these funds are released to Summit Hotel Properties, LLC for their intended purposes. When these funds are released, the commission revenue and related expenses are recorded.

Personal Assets and Liabilities

In accordance with the generally accepted method of presenting financial statements of limited liability companies, the financial statements do not include the personal assets and liabilities of the members, including their obligations for income taxes on the net income of the company or their right to a refund based on its net loss.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company's cash balance is maintained in one bank deposit account. This account is periodically in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers all highly liquid assets with an original maturity of less than three months to be cash equivalents.

Note 2 – Related Party Transactions

On May 6, 2004, the Company entered into an expense agreement with The Summit Group, Inc., a company related through common ownership. Under the terms of the agreement, The Summit Group, Inc. is responsible for the Company's administrative staff support services and non-commission wages and employee benefits of the Company's employees. No consideration was given per the terms of the agreement and no amounts have been included in the financial statements. No amounts have been included in the financial statements as the amounts are exempt in accordance with NASD Notice to Members 03-63 Section 3a-e.

On May 1, 2004, the Company began leasing office space under a sublease with SOB, Inc., a company related through common ownership. Terms of the lease call for monthly payments of $1,000 through May 2005 with automatic renewal on a month-to-month basis upon expiration of the initial term. Office lease payments to SOB, Inc. totaled $12,000 in 2006 and 2005.

Commission revenue of $208,500 and $463,750 was received from Summit Hotel Properties, LLC, a company related through common ownership, in 2006 and 2005, respectively.

The Company does not pay out any commissions to Kerry Boekelheide, a related party.

Note 3 – Operating Leases

During 2006 and 2005, the Company leased its office space in Sioux Falls, SD under a monthly operating lease (Note 2). The Company also leases office space in Texas under a month-to-month operating lease of $909, plus a variable charge of additional services. Payments under this lease totaled $6,450 and $12,529 in 2006 and 2005, respectively. This lease was cancelled on June 30, 2006.

Note 4 – Reserve Requirements

The Company is exempt from Securities and Exchanges Commission Rule 15c3-3 under section (k)(2)(i) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3 is not required herein.

Note 5 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule 15c3-1(a)(2)(vi), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, the Company's net capital ratio, net capital, and net capital requirements were as follows:

	2006
Net Capital Ratio	0:1
Net Capital	$39,829
Net Capital Requirement	$ 5,000

The Securities and Exchange Commission has adopted certain amendments to its Net Capital Rule requiring increased minimum net capital for brokers and dealers in securities. The company is still subject to a $5,000 minimum net capital requirement.


EideBailly

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

The Board of Managers
Summit Real Estate Investments, LLC
Sioux Falls, South Dakota

We have audited the accompanying financial statements of **Summit Real Estate Investments, LLC**, as of and for the year ended December 31, 2006 and 2005, and have issued our report thereon dated February 26, 2007. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Sioux Falls, South Dakota
February 26, 2007

200 E 10th Street, Suite 500 ▪ PO Box 5125 ▪ Sioux Falls, South Dakota 57117-5125 ▪ Phone 605.339.1999 ▪ Fax 605.339.1306 ▪ EOE

SUMMIT REAL ESTATE INVESTMENTS, LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2006

NET CAPITAL		
Total member's equity from the statement of financial condition	$	57,216
Deductions:		
Nonallowable assets:		
Net commissions receivable in excess of liabilities		
Receivables from non-customers		
Haircuts on securities - money market funds		
Equipment		
Prepaid expenses and other assets		(17,387)
Net Capital	$	39,829
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required - (higher of 6 2/3% times aggregate indebtedness or $5,000)	$	5,000
Excess net capital	$	34,829
Excess net capital at 1,000% (net capital less 10% of total aggregate indebtedness)	$	34,829
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness included in the statement of financial condition	$	-
Ratio of aggregate indebtedness to net capital		0:1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital per Part II of Form X-174A-5, as originally filed	$	39,829
Net year end adjustments		-
	$	39,829



CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Board of Managers
Summit Real Estate Investments, LLC
Sioux Falls, South Dakota

In planning and performing our audits of the financial statements and supplemental schedule of **Summit Real Estate Investments, LLC**, (the Company) for the year ended December 31, 2006 and 2005, we considered its internal control, including control activities for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

www.eidebailly.com

200 E 10th Street, Suite 500 ▪ PO Box 5125 ▪ Sioux Falls, South Dakota 57117-5125 ▪ Phone 605.339.1999 ▪ Fax 605.339.1306 ▪ EOE

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Sioux Falls, South Dakota
February 26, 2007

END